UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DYNEGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26817G300

(CUSIP Number)

Michael R. Anastasio, Jr.

c/o Seneca Capital Investments, LP

590 Madison Avenue, 28th Floor

New York, New York 10022

212-888-2999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,712,100 shares (See Item 5)
	9.	Sole Dispositive Power** 0 shares
	10.	Shared Dispositive Power 7,712,100 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,100 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,514,400 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,514,400 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,400 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 11,226,500 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 11,226,500 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 11,226,500 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 11,226,500 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300	Page 6 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,712,100 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,712,100 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,100 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300	Page 7 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,514,400 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,514,400 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,400 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300	Page 8 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 11,226,500 shares (See Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 11,226,500 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26817G300	Page 9 of 10

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 1 is filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following information:

On August 13, 2010, the Issuer entered into a merger agreement with Denali Parent Inc. (“Denali”) and Denali Merger Sub Inc. (the “Merger Agreement”), relating to a proposed acquisition of the Issuer by Denali (the “Proposed Merger”). The Board of Directors of the Issuer has scheduled a special meeting of stockholders for the purpose of adopting the Merger Agreement (the “Special Meeting”). The Special Meeting is scheduled to be held on November 17, 2010 at 10:00 a.m., Central Time, at Dynegy’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas, 77002. The record date for determining stockholders entitled to notice of and to vote at the Special Meeting is October 1, 2010.

On October 21, 2010, the Reporting Persons filed with the SEC preliminary proxy materials (the “Preliminary Proxy Materials”) to solicit proxies from other stockholders of the Issuer in order to vote against adoption of the Merger Agreement. The Reporting Persons also seek proxies to vote against the Issuer’s proposal to adjourn the Special Meeting in certain circumstances.

The Preliminary Proxy Materials include a description of the Reporting Persons’ reasons for opposing the Proposed Merger. The Preliminary Proxy Materials may be viewed without charge at the SEC’s website at www.sec.gov.

In connection with the Reporting Persons’ plans, on October 21, 2010, International Fund and U.S. Fund sent the Issuer a letter demanding, pursuant to Delaware law, a copy of the Issuer’s stockholder list and the opportunity to inspect certain other documents and information relating to the Special Meeting.

Except as set forth above or as previously disclosed in the Schedule 13D, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 7.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 7, 2010).

CUSIP No. 26817G300	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2010

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.

By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.

By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By:	Seneca Capital Investments, LLC,
its General Partner

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, individually